

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司



10015907

SUPPL

3 June 2010

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 2 June 2010 which we released to The Stock Exchange of Hong Kong Limited on 2 June 2010 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Tracy Kong
Assistant Company Secretary

Encl

dw 6/21

E:\elaine\SH Pudong Kerry\HMA_PTSA\Nov 09\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842





SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

CONTINUING CONNECTED TRANSACTION

The board of Directors announces that on 2 June 2010, KHPU entered into a Hotel Management Agreement with SLIM-HK, a wholly-owned subsidiary of SA, to provide Hotel Management Services to Kerry Hotel Pudong, Shanghai, a hotel owned by KHPU. KHPU is owned as to 23.2% by KSPL (a wholly-owned subsidiary of SA), 40.8% by KPCL (a wholly-owned subsidiary of KPL), 16% by AG-SH (a wholly-owned subsidiary of APL) and 20% by a third party.

As KPL is a connected person of SA and it owns more than 30% of KHPU, KHPU is an associate of KPL and is therefore also a connected person of SA. Accordingly, the provision of Hotel Management Services pursuant to the Hotel Management Agreement constituted continuing connected transaction for SA under Rule 14A.14 of the Listing Rules.

Since the annual caps of the maximum aggregate amount of fees receivable under the Hotel Management Agreement are greater than 0.1% but less than 2.5% of the revenue ratio and consideration ratio, the Hotel Management Agreement is only subject to the announcement, reporting and annual review requirements under the Listing Rules and is exempted from independent shareholders' approval requirements. Details of the Hotel Management Agreement will be disclosed in the future annual reports and accounts of SA in accordance with Rule 14A.45 and/or Rule 14A.46 of the Listing Rules.

The board of Directors announces that on 2 June 2010, KHPU entered into a Hotel Management Agreement with SLIM-HK to provide Hotel Management Services to Kerry Hotel Pudong, Shanghai, a hotel owned by KHPU.

MAIN TERMS OF THE HOTEL MANAGEMENT AGREEMENT

Date of agreement : 2 June 2010

Parties : (i) KHPU (as owner)
(ii) SLIM-HK (as manager)

Term	:	Three years commencing from the date of approval of the Hotel Management Agreement by the PRC government and ends on its third anniversary. SLIM-HK has the right to decide whether the term shall be renewed for another consecutive three-year term provided that the entire term as renewed shall not be longer than 20 years. SA will comply with the relevant requirements under the Listing Rules if the Hotel Management Agreement is renewed.
Services	:	SLIM-HK as manager agrees with KHPU as owner to provide Hotel Management Services for the Hotel.
Fees and expenses	:	Fees receivable by the Group mainly comprise of the following:
(1) Base management fee	:	a fixed percentage of the gross operating revenue of the Hotel per annum in respect of hotel management services;
(2) Marketing fee	:	a fixed percentage of the gross operating revenue of the Hotel per annum in respect of on-going marketing service;
(3) Reservation fees	:	A fixed amount per net booking for the reservation services provided by SLIM-HK;
(4) Advertising fund	:	The higher of a fixed amount per room per annum or a fixed percentage of the gross operating revenue of the Hotel per annum for advertising of the Hotel;
(5) Other fees	:	KHPU shall also pay to SLIM-HK various miscellaneous fees including fees for frequent guest programme and frequent flyer programme.

EXPECTED ANNUAL MAXIMUM AMOUNT OF FEES RECEIVABLE

Based on the terms of the Hotel Management Agreement and of the expected occupancy of the Hotel, and taking into account possible inflation, changes in exchange rate and possible reasonable increase in occupancy of the Hotel, the Directors currently expect that the maximum annual aggregate amount of fees receivable by the Group under the Hotel Management Agreement for the financial years ending 31 December 2010, 31 December 2011, 31 December 2012 and 31 December 2013 will not exceed the following amounts:

Financial year ending	**Amounts (US$)**	
31 December 2010	730,000	
31 December 2011	5,200,000	
31 December 2012	6,000,000	
31 December 2013	2,700,000	(covering the first 5 months of the financial year only)

The terms of the Hotel Management Agreement were arrived at after arms' length negotiations between KHPU and SLIM-HK. If any annual caps stated above are exceeded, SA will re-comply with the requirements under Chapter 14A of the Listing Rules.

REASONS FOR ENTERING INTO THE HOTEL MANAGEMENT AGREEMENT

As mentioned in the joint announcement dated 2 December 2005 regarding the establishment of KHPU, it is expected that the Hotel will be managed by the Group. As the provision of hotel management and related services is one of the main businesses of the Group, it is in the interest of the Group to enter into the Hotel Management Agreement. The Directors, including the independent non-executive Directors, believe that the terms of the Hotel Management Agreement and the annual maximum amount of fees receivable stated above are on normal commercial terms, fair and reasonable, entered into in the ordinary and usual course of business of the Group and in the interests of SA and its shareholders as a whole.

LISTING RULES IMPLICATIONS

KHL is the controlling shareholder of both KPL and SA, and therefore KPL is a connected person of SA. As KPL owns more than 30% of KHPU, KHPU is an associate of KPL and is therefore also a connected person of SA. Accordingly, the provision of Hotel Management Services constituted continuing connected transaction for SA under Rule 14A.14 of the Listing Rules.

Since the annual caps of the maximum aggregate amount of fees receivable under the Hotel Management Agreement are greater than 0.1% but less than 2.5% of the revenue ratio and consideration ratio, the Hotel Management Agreement is only subject to the announcement, reporting and annual review requirements under the Listing Rules and is exempted from independent shareholders' approval requirements. Details of the Hotel Management Agreement will be disclosed in the future annual reports and accounts of SA in accordance with Rule 14A.45 and/ or Rule 14A.46 of the Listing Rules.

INFORMATION ON THE GROUP, SLIM-HK AND KHPU

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

The principal activities of SLIM-HK are the provision of management, marketing, reservation, consultancy and project management services to hotels.

The principal activities of KHPU are the ownership and development of a mixed-use development comprises hotel, offices, serviced suites/serviced apartments, commercial and related ancillary facilities.

DEFINITIONS

"AG-SH"	Allgreen Properties (Shanghai) Pte. Ltd., a company established under the laws of Singapore and is wholly-owned by APL;
"APL"	Allgreen Properties Limited, a company incorporated in Singapore with limited liability, the shares of which are listing on the Singapore Exchange Securities Trading Limited;
"associate"	has the meaning ascribed to it under the Listing Rules;
"connected person(s)"	has the meaning ascribed to it under the Listing Rules;
"Directors"	directors of SA;
"Group"	SA and its subsidiaries;
"Hong Kong"	The Hong Kong Special Administrative Region of PRC;
"Hotel"	Kerry Hotel Pudong, Shanghai or such other name as may be approved by KHPU, a hotel situated at Pudong city, Shanghai, PRC;
"Hotel Management Agreement"	the hotel management agreement dated 2 June 2010 entered into between KHPU as owner and SLIM-HK as manager for the provision of Hotel Management Services to the Hotel;
"Hotel Management Services"	hotel management services involving the provision of hotel management, marketing, communication and reservation services by SLIM-HK as per the Hotel Management Agreement;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong, which as at the date of this announcement is the controlling shareholder of each of SA and KPL;
"KHPU"	上海浦東嘉里城房地產有限公司 (Shanghai Pudong Kerry City Properties Co., Ltd.), a sino-foreign equity joint venture company incorporated in PRC and is owned by KSPL, KPCL, AG-SH and a third party in the proportion of 23.2%, 40.8%, 16% and 20% respectively;
"KPCL"	Kerry Properties (China) Limited, a company incorporated in Hong Kong with limited liability and is indirectly wholly-owned by KPL;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited;

"KSPL"	Kerry Shanghai (Pudong) Ltd., a company established in Samoa under the International Companies Act 1987 and is indirectly wholly-owned by SA;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	The People's Republic of China;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited;
"SLIM-HK"	Shangri-La International Hotel Management Limited, a company incorporated in Hong Kong and is indirectly wholly-owned by SA;
"US$"	United States dollars, the lawful currency of the United States of America; and
"%"	per cent.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 2 June 2010

As at the date of this announcement, the board of Directors comprises Mr. Kuok Khoon Ean, Mr. Lui Man Shing, Mr. Madhu Rama Chandra Rao and Mr. Gregory Allan Dogan as Executive Directors; Mr. Ho Kian Guan, Mr. Kuok Khoon Loong, Edward, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man, BBS, JP and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*